

Mail Stop 3030

June 23, 2017

Brian Murphy
Chief Executive Officer
NanoVibronix, Inc.
9 Derech Hashalom Street
Nesher, Israel 36651

      **Re: NanoVibronix, Inc.
            Registration Statement on Form S-1
            Filed June 21, 2017
            File No. 333-218871**

Dear Mr. Murphy:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. The financial statements do not comply with Rule 8-08 of Regulation S-X. We will not perform a detailed examination of the registration statement and we will not issue comments.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

You may contact Tim Buchmiller at (202) 551-3635 with any questions.

               Sincerely,

               /s/ Amanda Ravitz

               Amanda Ravitz
               Assistant Director
               Office of Electronics and Machinery

cc: Rick A. Werner, Esq.
       Haynes and Boone, LLP